Exhibit 10.23

Agreement for the Rendering of Research Services

THIS AGREEMENT for the rendering of research services (the “Agreement”) is entered into as of June 30, 2021 (the "Effective Date") by and between Yissum Research Development Company of the Hebrew University of Jerusalem Ltd. (“Yissum”) with offices at Hi-Tech Park, Edmond J. Safra Campus, Givat Ram, P.O.B 39135, Jerusalem 91390, Israel and Virpax Pharmaceuticals, Inc. (the “Company”) with offices at 1055 Westlakes Drive, Suite 300, Berwyn, PA 19312 USA.

Yissum and the Company hereby agree to all of the following terms and conditions:

1.	The Research Services: The Company hereby requests that the following research services be performed via Yissum: Formulation and patent related work related to Liposomal Bupivacaine as well as research and development work related to non-GLP animal trials (the “Research Services”). The objectives and specifications of the Research Services shall be detailed in the protocol attached hereto as Appendix A (the "Research Services Protocol"), which shall constitute an integral part of this Agreement.

2.	Time Schedule: The Research Services are to be performed in accordance with the following time schedule: the Research Services shall begin on July 1, 2021 (the “Start Date”) and shall be completed no later than November 30, 2022 (the “Completion Date” and such period from the Start Date to the Completion Date, the “Research Service Period”).

3.	The Researcher: The Research Services will be performed by under the supervision and responsibility of Professor Yechezkel Barenholz, or such other qualified person as may be determined and appointed from time to time by Yissum (the “Researcher”).

4.	The Scientific Report: The written scientific report that will be required as a result of the Research Services rendered will be presented directly to the Company by the Researcher within 14 (fourteen) days of the end of the Research Service Period (the “Scientific Report”). The Company acknowledges that no financial report will be given by Yissum. Such Scientific Report shall include a complete summary of the Research Services carried out including detailed protocol of the Research Services rendered.

5.	The Consideration: In consideration for provision of the Research Services and the Scientific Report, the Company shall be obligated to pay Yissum for transfer to the Researcher's laboratory budget the total sum of US$337,500 (three hundred thirty-seven thousand five hundred US dollars), inclusive of University overhead (the "Research Services Fee"). The specific budget items that make up the Research Services Fee are detailed in Appendix B and constitute an integral part of this Agreement. For the avoidance of doubt, the Researcher may, where reasonably necessary or appropriate during the Research Service Period, reallocate the Research Services Fee among the various expense categories set forth in the Research Services Budget in Appendix B. The Company shall pay the Research Services Fee in six (6) equal quarterly payments of US $56,250 (fifty-six thousand two hundred and fifty US dollars) as further set forth in the following paragraph.

The Company shall make the payment for the first quarter (July 2021) of the Research Services Fee (US $56,250) within five (5) days of the execution of this Agreement. Each further quarterly payment shall be made by the Company within forty-five (45) days of the presentation of a correct invoice by Yissum. In the event that the Company fails to pay an invoiced amount in a timely manner, Yissum shall be entitled to add to the unpaid invoiced amount an additional amount equal to annualized interest of Prime (as determined by the Bank of Israel) plus 3%, together with exchange rate differentials, if any.

6.	Intellectual Property: It is hereby agreed that the Company retains ownership in its Confidential Information, as defined below, and in all its intellectual property rights related thereto. In addition, any intellectual property belonging to either the Company or Yissum prior to the execution of this Agreement will remain the sole property of either the Company or Yissum, respectively.

All data generated from the provision of the Research Services, including the Scientific Report, which are specifically required and contemplated under the Research Services Protocol, shall be owned by the Company upon full payment of the Research Services Fee (the “Company Data”). Notwithstanding the foregoing, upon termination for any reason of the License and Sublicense Agreement by and between Lipocure Ltd. and the Company, dated March 19, 2018 (the "LipoCureRX-Virpax Agreement"), the Company shall transfer to Yissum all Company Data, and Yissum shall have the right, on its own or via third parties, to reference, cross-reference, review, have access to, incorporate and use all Company Data, including in order make or to further filings and applications with any regulatory authority. To the extent the License Agreement by and between Yissum and Lipocure Ltd, dated October 31, 2013 (the "Yissum-Lipocure License Agreement") is in effect, the Company Data shall be deemed Licensed Technology pursuant to the Yissum-Lipocure License Agreement and shall be deemed exclusively licensed to Lipocure pursuant to the terms of such agreement.

Notwithstanding the above, all rights, title and interest in all inventions, discoveries, methods, new uses, processes or compounds, whether or not capable of registration, and any patent applications or patents based thereon, discovered or developed by the Researcher or Dr. Shilo during the course of the provision of the Research Services and as a result thereof shall be solely owned by Yissum (the “Yissum Inventions”). Yissum agrees that all Yissum Inventions shall be deemed Licensed Technology and, as such, shall be licensed to LipoCure pursuant to the Yissum Lipocure License Agreement, and LipoCureRx, as indicated by its signature at the end of this Agreement, shall include such Yissum Inventions in the LipoCureRX-Virpax Agreement; in both cases upon the same terms and conditions already in place in each of the Yissum-LipoCureRx Agreement and the LipoCureRx-Virpax Agreement. Yissum hereby warrants that (a) the Researcher and the persons working under his supervision have an obligation to assign their rights to any Yissum Inventions to Yissum; and (b) Yissum will perfect all documents necessary to effectuate the assignment of Yissum Inventions from the Researcher and his staff to Yissum.

7.	Confidentiality: Yissum and the Researcher agree to maintain the confidentiality of any information disclosed to them by the Company in connection with the Research Services, which the Company identifies as confidential at the time of disclosure ("Confidential Information"), and not to make public any such Confidential Information without the prior written permission of the Company. This undertaking shall not apply to Confidential Information that is in the public domain at the time of disclosure or thereafter enters the public domain through no fault of Yissum or the Researcher; or that the Researcher can show, by contemporaneous written evidence, was already known to him at the time of disclosure; or that is provided to Yissum or the Researcher by a third party having no obligations of confidentiality to the Company; or that is independently developed by an employee of the Hebrew University who is not the Researcher. In addition, Yissum or the Researcher shall be entitled to disclose Confidential Information pursuant to a valid judicial or administrative order, provided that they shall provide prompt notice to the Company of their receipt of such an order to allow the Company to seek relief against such order.

8.	Publications. The parties shall have the right to publish in writing in scientific journals or orally at scientific conventions the results of their development activities, including clinical trials. Each party shall have the right to review and comment on any material proposed for disclosure or publication by the other, its Affiliates, such as by oral presentation, manuscript or abstract that includes Confidential Information of a party. Before any such material is submitted for publication or disclosure (other than oral presentation materials and abstracts, which are addressed below), the publishing party shall deliver (or cause to be delivered) a complete copy of the presentation to the other party at least 30 days prior to submitting the material to a publisher or initiating such other disclosure, and the non- publishing party shall review any such material and give its comments to the publishing party within 10 days of the delivery of such material to non-publishing party which comments shall not be unreasonably rejected. Each party shall comply with the non-publishing party’s requests to delete references to the non-publishing party’s Confidential Information or any other information that could reasonably have a negative effect on the development of commercialization of a product in any such material and, if applicable, agrees to delay any submission for publication or other public disclosure for a period of up to an additional 60 days for the purpose of preparing and filing appropriate patent applications. Yissum and Researcher shall not publish or otherwise disseminate, including, but not limited to, in articles, posters, oral presentations or other formats, any information relating to the Research without the prior written consent of Virpax. The parties recognize that Yissum retains comparable rights of publication pursuant to the terms of the Yissum-LipoCureRx Agreement.

9.	Use of Names: Neither party shall make any use of any kind of the other party’s names, the names of the other party's employees or affiliates, or the Terms of this Agreement without the prior written consent of the other party, which consent shall not be unreasonably withheld.

10.	Relationship of the Parties: The parties do not stand in a relationship of employer-employee. Such relationship shall be that of an independent contractor.

11.	Dispute Resolution: This Agreement shall be construed and governed in accordance with the laws of England and Wales. The parties to this Agreement shall try to come to an amicable settlement of controversies or disputes arising out of this Agreement or about its validity. Should they fail to settle them amicably, the dispute shall be settled by arbitration in accordance with the then existing Rules of Arbitration of the International Chamber of Commerce, by which each party hereto agrees to be bound. Such arbitration shall be held in London, England.

12.	Authorized Signatories: Signature by at least two authorized representatives of Yissum on this Agreement shall constitute Yissum’s approval and agreement to all that is written herein. The Company warrants that the person or persons signing this agreement is/are authorized to bind the Company.

13.	Disclaimer of Warranty, Liability and Indemnification:

(a)	Nothing contained in this Agreement shall be construed as a warranty on the part of Yissum that any results or inventions will be achieved by the Research Services, or that the results of the Research Services, if any, are or will be of commercial or scientific value to the Company.

(b)	Yissum and the Hebrew University, and their respective parents, affiliates, officers, directors, employees, agents and contractors, (all such parties collectively: the “Indemnitees”), shall not be liable for any claims, actions, demands, losses, damages, costs and expenses (including without limitation legal fees) (collectively: “Claims”) made, brought or suffered by the Company or by any third parties arising from any exploitation or use of the Research Services provided (including without limitation any Research Services work product and data).

(c)	In the event of any third-party Claims are brought against any of the Indemnitees as set out above, the Company shall indemnify the relevant Indemnitees and hold them harmless from and against any and all such damages, liability, losses, costs and/or expenses.

(d)	Each party represents and warrants to the other that it has the legal right and power to enter into this Agreement, to extend the rights granted to the other in this Agreement, and to fully perform its obligations hereunder, and that the performance of such obligations will not conflict with its charter documents, policies or any agreements, contracts, or other arrangements to which it is a party.

14.	Termination:

(a)	Unless terminated in accordance with the provisions of this Agreement, this Agreement shall end upon the presentation of the Scientific Report.

(b)	Each party shall be entitled to terminate this Agreement in the event of a breach by the other party of its obligations under this Agreement, including, but not limited to, any payment failure, which is not remedied by the breaching party within 30 days of receipt of written notice from the non-breaching party.

(c)	The Company may terminate this Agreement at any time upon delivery of thirty (30) days’ written notice thereof to Lipocure. In the event of a termination pursuant to this section, unless otherwise set forth in an SOW or agreed to by the Company, the Company shall only be responsible to pay Lipocure for Research Services performed through the date of such notice.

(d)	Sections 6, 7, 8, 9, 11 and 13 shall survive termination of this Agreement.

15.	Miscellaneous. This Agreement sets forth the entire understanding between the parties with respect to the subject matter herein, and supersedes all other agreements and discussions concerning the subject matter of this Agreement. The parties are independent contractors, and neither party is authorized to make any warranties or representations on behalf of the other party or enter into any agreements on behalf of the other party. If any clause of this Agreement is determined to be void or unenforceable by a court of competent jurisdiction, such clause shall be interpreted as necessary to give maximum force to the provisions thereof, and the validity and enforceability of the remainder of this Agreement shall not be affected. In the event of any conflict or inconsistency between the body of this Agreement and any exhibit or SOW, the terms of the body of this Agreement shall govern, except to the extent set forth expressly otherwise in an agreed exhibit or SOW that the terms of the exhibit or SOW shall govern. Neither party shall assign any of its rights or obligations hereunder without the prior written consent of the other party. Assignments in violation of the foregoing shall be void. Notwithstanding the foregoing, Virpax may assign all of its rights and obligations hereunder to an assignee of the rights of Virpax under the LipoCureRX-Virpax Agreement. No Party shall be liable for any loss, injury or damage due to its delay or failure to perform any provision of this Agreement or any services, when such delay or failure is caused by a force majeure event/

Virpax Pharmaceuticals, Inc. 1055 Westlakes Drive, #300 Berwyn, PA 19312 USA		Yissum Research Development Company of the Hebrew University of Jerusalem Ltd. Hi-Tech Park, Edmond J. Safra Campus,
Givat Ram, P.O.B 39135, Jerusalem 91390, Israel

By:	/s/ Anthony P. Mack	By:	/s/ Dr.
Name:	Anthony P. Mack	By:	Karen-Or Amar and /s/ Itzik Goldwaser
Title:	Chairman and CEO	Name:	Karen-Or Amar and Itzik Goldwaser
		Title:	VP Business Development Healthcare and CEO

Researcher’s Agreement:

I the undersigned, Prof. Yechezkel Barenholz of the Hebrew University of Jerusalem, have reviewed, am familiar with and agree to all of the above terms and conditions. I hereby undertake to fully cooperate with Yissum in order to ensure its ability to fulfill its obligations hereunder, as set forth herein.

Signature:	Date:

Consent of LipoCureRx Ltd.:

LipoCureRx hereby consents to the provisions of section 6 of this Agreement regarding the inclusion of any Yissum Inventions in the sublicense set forth in the LipoCureRx-Virpax Agreement upon the same terms and conditions in such agreement.

Name:
Title:
Date:

Appendix A

Work Plan of Virpax project at the Barenholz lab (June 27. 2021)

PIs: Dr Keren Turjeman (Director of Barenholz Lab & Professor Chezy Barenholz

This work plan covers a period of 18 months. The Barenholz lab will focus on three major topics

1.	Optimization of the Bupisome and Bupigel formulation (Drug- product

2.	Creating all what is needed to get a new (fresh IP) that will extend the lifetime of the IP for many more years after expiration of current IP

3.	Technology transfer of what was learned by the Barenholz Lab regarding 1 above (as detailed below) to Lipocure team. This process is already in place to allow Lipocure to start working immediately

4.	Animal studies although are not covered by the $250,000 budget of the grant to the Barenholz Lab will be performed on selective formulations. It is difficult to budget it now. However minimal animal (toxicology and efficacy) will be needed. The parties agree this refers to the studies being contemplated by Charles River Labs.

1.	Optimization of the Bupisome and Bupigel formulation (Drug- product

●	The optimization of the formulation will include many aspects and is aiming to study many variables that by their optimization the current highly complex production process will be replaced by simplified and process that is expected to fit better to the obligatory aseptic aspect of the production process. Preliminary studies indicate that such a simplification is feasible. This new step in the production come from an un-expected results to the level it will allow to file for a new patent application. As the new IP was not yet filed, we cannot disclose in this document more details on our new process which on one hand enables to achieve new-fresh IP without losing on the FDA frontier what was achieved so-far

●	The liposomal product variables (for both Bupisome and Bupigel) that will be studied in order obtain a new patentable process are listed below. Firstly, the impact of each of the variables listed below will be studied, once this will be established the effect of combination of the optimal variables will be investigated through Bupisome and Bupigel characterization. The following variables will be studied in order to physico-chemical characterization of Bupisome and Bupigel. These variables include: size and size distribution; Zeta potential; morphology and liposome structure (as determined by optical and electron microscopy; leakage upon storage at different temperatures; drug release in a “dissolution- like” test. The list of variables to be studied include:

o	Effect of temperature
o	Effect on medium composition
o	Effect of Medium pH
o	Effect of drug concentration
o	Comparing various methods to increase liposome trapped aqueous volume
o	Optimization of the method to establish trans-membrane ammonium ion gradient by comparing between centrifugation to diafiltration.

●	Studies toward achieving new and “young IP”

These studies are aiming to extend the protection of the life-time of patent on the drug-product (for both Bupisome and Bupigel), at least to 2042 from 2029 of the current patent application (allowed US patent 10,004,688 with a priority date of October 7, 2008)

It is important to note that more the 3 years of the current patent-protection period were waisted due to the lack of funding by Virpax. The new patent application in addition to describe and protect a new, better, and simpler way to prepare Bupisome and Bupigel will also extend the scope of the current application by the following

●	To include and cover other local anesthetic of the same family of the amino amide group as bupivacaine. The common denominator of the additional drug-substances to be studied is their ability to be remote actively loaded by same method used for bupivacaine remote active loading (trans-membrane ammonium ion gradient). In all cases liposomes of a large trapped aqueous volume will be used. The additional drug-substances includes lidocaine, and ropivacaine, as well as their combinations with bupivacaine. A combination of lidocaine with either bupivacaine or ropivacaine which enables to achieve an immediate analgesia

●	To include and cover few hydrogels in either cross- linked and non-crosslinked forms.

●	To study both drug-loaded lipospmes having large trapped-volume alone (as-is) as well as these drug-loaded liposomes embedded in the preferred hydrogel to get a complete characterization

●	All the factors described above will be studied for liposomes and Lipogels and that are remote actively loaded with either lidocaine or with ropivacine.

Appendix B

A budget for the Research, including at least the following categories:

a. Personnel	100%

The budget is defined as quarterly payment in item 5 of the agreement